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FEB 22 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER

8- 68644

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

680 Washington Boulevard, 10th Floor
                                                    (No. and Street)

Stamford   Connecticut   06901
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Goldstein   (203) 302-7300
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
                                    (Name – if individual, state last, first, middle name)

290 W. Mt. Pleasant Avenue, Suite 3310   Livingston   New Jersey   07039
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Jonathan Goldstein_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Tourmaline Partners, LLC_____ , as
of ___December 31_____ , 20 _18___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

THOMAS E. JACOBSON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 30, 2021

Chief Financial Officer
_____
Title

_Thomas E. John____ 2/20/2019
Notary Public

SEC Mail Processing

FEB 22 2019

Washington, DC

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS



CITRINCOOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tourmaline Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Tourmaline Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Tourmaline Partners, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tourmaline Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tourmaline Partners, LLC and Subsidiaries' auditor since 2015.
New York, New York
February 20, 2019

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	3,007,540
Cash segregated in compliance with federal regulations and other restricted deposits		5,703,482
Receivables from clearing brokers, including clearing deposits of approximately $2,889,000		7,176,563
Commissions and other receivable		1,196,160
Property and equipment, net		701,107
Other assets		363,328
TOTAL ASSETS	$	18,148,180

LIABILITIES AND EQUITY

Liabilities		
Accounts payable and accrued expenses	$	10,826,113
Commitments		
Equity		
Members' equity		7,859,914
Accumulated other comprehensive loss		(537,847)
Total equity		7,322,067
TOTAL LIABILITIES AND EQUITY	$	18,148,180

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Additionally, Tourmaline Partners is registered as a foreign company with the Australian Securities and Investments Commission. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from, managers of private investment funds.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Cash Segregated in Compliance with Federal Regulations and Other Restricted Deposits

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 (see Note 9).

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Unrealized gains and losses are reflected in revenues (see Note 4).

2. Summary of significant accounting policies (continued)

Deferred Rent Expense

The difference between rent expense and the actual rent paid is recorded as a liability in the consolidated statement of financial condition. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2018.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements."

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates, respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and comprehensive income and are reported as a separate component of equity. The annual currency translation adjustment decreased equity by approximately $177,000 at December 31, 2018.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

---

2. Summary of significant accounting policies (continued)

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are added to net income to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

Tourmaline Partners is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and analogous state tax laws provide that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2018, management has determined that Tourmaline Partners had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Tourmaline UK and Tourmaline Associates are subject to foreign corporate income taxes at a 19.0% tax rate for the period from January 1, 2018 through December 31, 2018.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Taxes Collected from Customers and Remitted to Governmental Authorities – Gross Basis

The Company reports stamp taxes on sales transactions on a gross basis in its statement of operations and comprehensive income (included in both revenue and expense). The amount of those taxes included in revenue and expense totaled $8,496,000 for the year ended December 31, 2018.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted Accounting Standards Codification (ASC), Topic 606, Revenue from Contracts with Customers and several modifying Accounting Standards Updates (ASU's), collectively referred to as ASC 606. The core principle of these ASU's is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 as of January 1, 2018 under the modified retrospective approach. The adoption of ASC 606 had no cumulative effect adjustment. However, as a result of this adoption, the Company began recording client commission arrangements at the net amount; in prior years the Company recorded the amounts as gross revenue with an offsetting expense.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

2. Summary of significant accounting policies (continued)

In November 2016, the FASB issued ASU 2016-18 which requires that amounts generally described as restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 on January 1, 2018. The new guidance will only be applicable to amounts described by the Company as restricted cash. As a result of the adoption of ASU 2016-18, $5.7 million of restricted cash was included in ending of period cash, cash equivalents and restricted cash in the Company's statement of cash flow for the year ended December 31, 2018.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, *Leases.* The amendments in this ASU require lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right-of-use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018 (year ending December 31, 2019 for Tourmaline Partners). Tourmaline Partners adopted the new guidance on January 1, 2019. The new guidance will provide for a right-of-use asset and an offsetting operating lease liability on the Statement of Financial Condition with no impact on the Statement of Operations and Comprehensive Income. See Note 5 for a summary of our rental commitments under operating leases as of December 31, 2018 and related disclosures.

3. Property and equipment

Property and equipment, net consisted of the following at December 31, 2018:

Furniture and fixtures	$ 262,564
Computer hardware	629,522
Computer software	414,470
Leasehold improvements	325,566
	1,632,122
Less: accumulated depreciation	(931,015)
	$ 701,107

Depreciation expense for the year ended December 31, 2018 was approximately $175,000.

4. Revenue from Contracts with Customers

Significant Judgments. Revenue from contracts with customers includes commission income and fees from securities brokerage services and soft dollar aggregation. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

4. Revenue from Contracts with Customers (continued)

Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Generally securities transactions will settle in one to three days depending on the type of the securities and the exchange through which the trade is executed. Certain options transactions are billed monthly to customers and the timing of collection is determined by the customer. Such options transactions amounted to $4,772,000 in revenue in 2018.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue on an entity level and by major source.

Tourmaline Partners, LLC	
Equities	$ 25,298,045
Options	4,676,452
Fixed Income	14,766
Aggregation	202,715
	30,191,978
Tourmaline Europe, LLP	
Equities	19,340,597
Options	95,647
	19,436,244
	$ 49,628,222

5. Commitments

Tourmaline Partners is obligated under operating lease agreements expiring through December 2023. Rent expense for the year ended December 31, 2018, was approximately $343,000. Included in other assets at December 31, 2018, are security deposits related to these lease agreements in the approximate amount of $64,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in May 2023. Rent expense for the year ended December 31, 2018, was approximately $226,000.

Aggregate future lease payments of office space under these lease agreements for the five years subsequent to December 31, 2018, are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

_____

5. Commitments (continued)

Year ending December 31,		
2019	$	432,000
2020		492,000
2021		497,000
2022		502,000
2023		357,000
	$	2,280,000

For the year ended December 31, 2018, rent expense for the Company was approximately $569,000.

6. Net capital requirement

Tourmaline Partners is subject to SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, Tourmaline Partners' net capital was approximately $3,554,000, which was approximately $3,302,000 in excess of its minimum requirement of $252,000.

Tourmaline Europe is required under FCA Rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a BIPRU50k firm of $57,000. At December 31, 2018, Tourmaline Europe was in compliance with FCA capital requirements.

7. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by various brokers. These brokers are members of major securities exchanges. At December 31, 2018, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relate to cash balances on deposit and approximately $2,889,000 required by the clearing brokers to be maintained on deposit.

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

In 2018, the Company generated approximately 75% of revenue from customers based in the United States, with the majority of customers outside of the United States located in Europe and Asia.

8. Employee benefit plans

Tourmaline Partners maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the IRC, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors. At December 31, 2018, Tourmaline Partners incurred expenses related to the Plan in the amount of approximately $367,000.

Tourmaline Europe maintains a retirement plan (the "Plan") pursuant to the Pensions Act 2008, for eligible participants to make voluntary contributions of their annual compensation, on a deferred basis, subject to the limitations provided by the Plan. Tourmaline Europe is required by applicable regulations to make a matching contribution of 5% should a participant opt into the Plan. At December 31, 2018, Tourmaline Europe Incurred expenses related to the Plan in the amount of approximately $58,000.

9. Exemption from Rule 15c3-3

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $5,703,000 at December 31, 2018, are not used in the normal business operations of the Company.

10. Soft dollar transactions

During 2018, Tourmaline Partners entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, Tourmaline Partners uses clients accumulated soft dollar funds to pay brokerage and research related expenses on their behalf. At December 31, 2018, the Company has an outstanding liability of approximately $5,345,000 included in accounts payable and accrued expenses in the consolidated statement of financial condition.

11. Subsequent events

These consolidated financial statements were approved by management and available for issuance on February 20, 2019. Subsequent events have been evaluated through this date.

Subsequent to December 31, 2018, members effected withdrawals of approximately $1,500,000.